SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6*)


                           VOICE CONTROL SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92861B100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Dialogic Corporation
                                  1515 Route 10
                          Parsippany, New Jersey 07054
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                               September 20, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.         9261B100


(1)  Name  of  Reporting  Person (S.S. or I.R.S.  Identification  Nos. of  Above
Person):

                         Dialogic Corporation 22-2476114
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions):
     (a) [ ]
     (b) [ ]

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)             N/A

--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e):                                        [  ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:                        New Jersey
--------------------------------------------------------------------------------
Number of Shares                   (7)    Sole Voting Power:           1,363,495
Beneficially Owned                 (8)    Shared Voting Power:                 0
by Each Reporting                  (9)    Sole Dispositive Power:      1,363,495
Person With:                      (10)    Shared Dispositive Power:            0

--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person:   1,363,495

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions):                                 [ ]

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):               19.0%
--------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions):                        CO
--------------------------------------------------------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In September 1991, Dialogic Corporation ("Dialogic") completed a series of agreements with a predecessor of Voice Control Systems, Inc. ("VCS") which, in relevant part, and as amended to date, resulted in Dialogic acquiring a convertible promissory note in the principal amount of $1,161,798.90 of VCS (the "Note"), which Note bears interest at a prime rate plus 2%. Interest is payable on the Note on September 20 of each year through maturity of the Note. The principal is payable in full on January 1, 1997. Under the Note, Dialogic may convert all or any part of the principal amount plus accrued interest outstanding into shares of Common Stock of VCS at a rate of one share for each $.9188 of principal and interest. The principal amount of the Note is convertible, at that rate, into 1,264,474 shares of VCS' Common Stock. From time to time, Dialogic has acquired shares of VCS Common Stock upon conversion of interest payable on the Note. On September 20, 1996, Dialogic acquired 94,013 shares of VCS Common Stock upon conversion of interest due Dialogic through September 20, 1996.


ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER.

     (a) Aggregate Number: 1,363,495 shares; 19.0%

         To the best knowledge of Dialogic, none of the individuals listed in response to Item 2 beneficially own any securities of VCS.

    (b) Dialogic has the sole power to vote and dispose of the VCS securities which it beneficially owns.

    (c)  Not applicable.

    (d)  Not applicable.

    (e)  Not applicable.

ITEM 8.  SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         DIALOGIC CORPORATION



October 4, 1996                                  By: /s/Edward B. Jordan
                                                     ___________________________
                                                     Edward B. Jordan
                                                     Vice President and Chief
                                                     Financial Officer



Attention:  Intentional   misstatements  or  omissions  or   fact   constitute
Federal criminal violations (See 18 U.S.C. 1001).